Item 1.

(a)  Caliper Life Sciences Inc.

(b)  68 Elm Street
     Hopkinton, MA 01748

Item 2.

(a)  Platinum Investment Management Limited

(b)  Level 8, 7 Macquarie Place
     Sydney NSW 2000
     Australia
(c)  Australia
(d)  Common Stock
(e)  130872104

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.

(a) 0
(b) 0.0%
(c) (i) 0
    (ii) 0
    (iii) 0
    (iv) 0

Item 5
Yes

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Caliper Life Sciences Inc.

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) N/A
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct